Energy Services of America Corporation
100 Industrial Lane
Huntington, West Virginia 25702
November 24, 2009


VIA EDGAR--Form RW
Securities and Exchange Commission
100 "F" Street, NE
Washington, DC 20549

         Re:      Energy Services of America Corporation:
                  Request to Withdraw Registration Statement on Form S-3
                  File No. 333-157136
                  --------------------------------------------------------------
Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its Registration Statement on Form S-3, as amended (SEC File No. 333-157136), together with all exhibits thereto (collectively, the "Registration Statement").

     The selling shareholders have determined at this time not to register the securities covered by the registration statement. No securities have been sold in connection with the offering. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Energy Services of America Corporation, 100 Industrial Lane, Huntington, West Virginia 25702, with a copy to the Registrant's counsel, Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, NW, Suite 780, Washington, DC 20015, Attention:
Alan Schick, Esq.

     If you have any questions or require additional information, please do not hesitate to contact Mr. Schick at 202-274-2008.

     We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

                                         Very truly yours,

                                         Energy Services of America Corporation

                            By:          /s/ Edsel R. Burns
                                         ---------------------------------------
                                         Edsel R. Burns
                                         President

cc:      Pamela Long, Assistant Director